1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 2, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$6 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 2, 2016 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$6 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) in the morning of June 7, 2016.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2015 Business Report and Financial Statements. Consolidated revenue totaled NT$843.49 billion and net income was NT$306.57 billion, with diluted earnings per share of NT$11.82.

2.	Proposed the distribution of a cash dividend of NT$6 per common share and submitted the proposal for approval by the 2016 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing bonus totaling approximately NT$41,113.78 million. This includes cash bonus of NT$20,556.89 million distributed following each quarter of 2015 and profit sharing bonus of NT$20,556.89 million to be distributed in July 2016.

3.	Approved the establishment of a wholly owned subsidiary in Nanjing of China with capital injection not exceeding US$1 billion, subject to approval from the Investment Commission of Taiwan’s Ministry of Economic Affairs, to set up a 12-inch fab and a design service center with a total capital investment not to exceed US$3 billion.

4.	Approved capital appropriation of approximately US$2,536.9 million for purposes including: 1) Installation of advanced technology capacity; 2) Second quarter 2016 R&D capital investments and sustaining capital expenditures.

5.	Approved the capital injection of not more than US$2 billion to TSMC Global Ltd., a wholly-owned BVI subsidiary, for the purpose of reducing foreign exchange hedging costs.

6.	Approved the convening of the 2016 AGM for 9:00 a.m. on June 7, 2016 at TSMC’s Fab 12A headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com